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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTSTARCOM, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1275 Harbor Bay Parkway
Address of Principal Executive Office (Street and Number)

Alameda, CA 94502
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

During the first quarter of 2008, UTStarcom, Inc. (the “Company”) implemented an enhanced version of its enterprise resource planning system and is continuing to test the system.  Because the Company has not yet completed its testing of the system, certain additional processes have been required in connection with the preparation of the Company’s consolidated financial statements. These additional processes have increased the time otherwise needed by the Company to prepare its consolidated financial statements for the quarter ended March 31, 2008 to be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

Accordingly, the Company is unable to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 by the May 12, 2008 prescribed deadline without unreasonable effort or expense. The Company is committed to completing the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 as quickly as possible and plans to file such Quarterly Report by May 19, 2008, which date is within the time period allowed by Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Francis P. Barton	510	864-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UTSTARCOM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ Francis P. Barton
			Name:	Francis P. Barton
			Title:	Executive Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

RESPONSE TO PART IV

The reader is referred to the Company’s May 6, 2008 press release entitled “UTStarcom Provides Preliminary Results for the First Quarter of 2008” for a discussion of expected significant operating results in the quarter ended March 31, 2008.  A copy of this press release was furnished as an exhibit to the Form 8-K filed by the Company with the SEC on May 7, 2008.

The Company currently is finalizing its quarterly evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Management expects to conclude that the Company’s disclosure controls and procedures were not effective as of March 31, 2008 because the material weaknesses described in "Management's Annual Report on Internal Control over Financial Reporting," included in "Part II, Item 9A - Controls and Procedures" in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, have not yet been remediated.

Forward-Looking Statements

Information in this Form 12b-25 regarding the status of the Company’s testing of the enhanced version of its enterprise resource planning system, management’s current expectations concerning the timing of filing with the SEC the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and management’s current expectations concerning its quarterly evaluation of the Company’s internal controls and procedures are forward-looking statements that involve risks and uncertainties.  All forward-looking statements included in this Form 12b-25 are based upon information available to the Company as of the date of this Form 12b-25, which may change, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations.